T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

NOTICE OF ANNUAL & SPECIAL MEETING

TAKE NOTICE that the 2009 Annual General & Special Meeting of the Shareholders of Levon Resources Ltd. (hereinafter called the "Company") will be held at Suite 400 - 455 Granville Street, Vancouver, British Columbia, on:

Friday, September 11, 2009
at the hour of 11:00 o'clock in the forenoon (local time) for the following purposes:

1) to receive the Report of the Directors;

2) to receive the financial statements of the Company for its fiscal year ended March 31, 2009 and the report of the Auditors thereon;

3) to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4) to determine the number of directors and to elect directors;

5) to approve the Stock Option Plan as more particularly described in the Information Circular;

6) to approve, adopt and ratify all prior acts and deeds of the directors and officers; and

7) to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 7th day of August, 2009

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"
__________________________________
Ron Tremblay, President